CHARDAN CAPITAL MARKETS, LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2024

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-65277

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING **01/01/2024** AND ENDING **12/31/2024**

MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: **Chardan Capital Markets LLC**

TYPE OF REGISTRANT (check all applicable boxes):
- ☒ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant
- ☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

1 Pennsylvania Plaza, Suite 4800

(No. and Street)

New York	**NY**	**10119**
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Steven Urbach	**646-465-9003**	**surbach@chardan.com**
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Crowe LLP

(Name – if individual, state last, first, and middle name)

485 Lexington Avenue, 11th Floor	New York	NY	10017
(Address)	(City)	(State)	(Zip Code)
09/24/2003		173	
(Date of Registration with PCAOB)(if applicable)		(PCAOB Registration Number, if applicable)	

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Steven Urbach _____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Chardan Capital Markets LLC _____, as of 12/31 _____, 2 024 , is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

MARYROSE MERCADO
NOTARY PUBLIC, STATE OF NEW YORK
Registration No. 01ME6423025
Qualified in Queens County
Commission Expires October 4, 20 25

Signature: _____

Title: _____
Chief Executive Officer

_____
Notary Public

This filing** contains (check all applicable boxes):

☒ (a) Statement of financial condition.

☒ (b) Notes to consolidated statement of financial condition.

☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).

☐ (d) Statement of cash flows.

☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.

☐ (f) Statement of changes in liabilities subordinated to claims of creditors.

☐ (g) Notes to consolidated financial statements.

☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.

☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.

☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.

☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.

☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.

☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.

☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.

☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.

☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.

☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.

☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

☒ (t) Independent public accountant's report based on an examination of the statement of financial condition.

☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.

☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.

☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).

☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*



Crowe LLP
Independent Member Crowe Global

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Member and Members of the Management Committee
New York, New York

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Chardan Capital Markets LLC (the "Company") as of December 31, 2024, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2024, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit of the financial statement provides a reasonable basis for our opinion.

Crowe LLP

Crowe LLP

We have served as the Company’s auditor since 2022.

New York, New York
April 10, 2025


CHARDAN CAPITAL MARKETS LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2024


A S S E T S

Cash and cash equivalents	$	23,337,566
Restricted cash		1,696,394
Due from clearing broker		1,626,934
Due from affiliates		575,976
Accounts receivable		943,244
Securities owned, at fair value		9,007,091
Property and equipment, net		1,167,564
Operating lease right of use assets		15,610,601
Other assets		487,790
TOTAL ASSETS	$	54,453,160

LIABILITIES & MEMBER'S EQUITY

Liabilities:

Accrued compensation and benefits	$	10,179,494
Accounts payable		334,285
Deferred revenue		2,343,889
Income taxes payable		37,300
Accrued expenses and other liabilities		1,444,207
Operating lease liabilities		16,778,466
TOTAL LIABILITIES		31,117,641
Member's Equity		23,335,519
TOTAL LIABILITIES AND MEMBER'S EQUITY	$	54,453,160

The accompanying notes are an integral part of this statement of financial condition.

CHARDAN CAPITAL MARKETS LLC

NOTES TO STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2024

1. ORGANIZATION AND NATURE OF BUSINESS

    Chardan Capital Markets LLC (the "Company") is a securities broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of Financial Industry Regulatory Authority ("FINRA") and the Securities Investor Protection Corporation ("SIPC"). The Company does not carry securities accounts for customers or perform custodial services and, accordingly, claims exemption from Rule 15c3-3 of the Securities Exchange Act of 1934 under Section (k)(2)(ii). The Company is 100% owned by Chardan Securities, LLC and is located in New York City. Its customers are located in the United States and are also based internationally.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

    Basis of Presentation
    The Company's financial statement has been prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company is engaged as a securities broker-dealer, which comprises several classes of services, including principal transactions, agency transactions, investment banking and investment advisory.

    Cash and Cash Equivalents and Concentration of Credit Risk
    Cash consists of cash in banks, primarily held at two financial institutions and at times may exceed federally insured limits. The maximum Federal Deposit Insurance Corporation ("FDIC") insurable limit on cash deposits is $250,000 at each financial institution while the maximum Securities Investor Protection Corporation ("SIPC") insurable limit on securities is $500,000 at each financial institution. Cash in excess of the FDIC insurance limit was $10,856,436 as of December 31, 2024. The Company considers its investments in short-term U.S. Treasury bills ("US T-bills") to be cash equivalents. As of December 31, 2024, the Company's investments in US T-bills was held at one financial institution and had a fair value of $11,960,400. Since SIPC considers US T-bills to be securities, the Company's US T-bills held at one financial institution was $11,460,400 in excess of the maximum SIPC insurance limit.

    The Company defines cash equivalents as short-term, highly liquid investments with original maturities of three months or less at the time of purchase. The carrying amounts of such cash equivalents approximate the fair value due to the short-term nature of these instruments. The Company reduces its exposure to credit risk by depositing its cash with high credit-quality financial institutions.

Restricted Cash

As of December 31, 2024, the Company maintained one money market deposit account of $1,640,958 to secure a letter of credit on its current New York office lease. This money market deposit account includes $366,465 received in March 2023 by the Company from an affiliated subtenant in Company's New York office. The Company also maintains a security deposit of $47,806 for its current Connecticut office lease. Additionally, the Company maintains an interest-bearing security deposit received in April 2024 from a subtenant of its Connecticut office lease. As of December 31, 2024, the subtenant's security of $7,630 is included in Restricted cash on the Statement of Financial Condition along with the money market deposit account and Connecticut security deposit noted above.

Securities Owned and Securities Sold, not yet Purchased

Proprietary securities transactions in regular-way trades are recorded on the trade date, as if they had settled. Profit and loss arising from all securities transactions entered into for the account and risk of the Company are recorded on a trade date basis. Customers' securities transactions are reported on a settlement date basis with related commission income and expenses reported on a trade date basis.

Amounts receivable and payable for securities transactions that have not reached their contractual settlement date are recorded net on the statement of financial condition. Securities positions are recorded at fair value in accordance with FASB ASC 820, Fair Value Measurement.

All securities owned and securities sold, not yet purchased, are recorded at their estimated fair value, as described in Note 3.

The Company's investments in money market funds are classified within Level 1 of the fair value hierarchy because they are valued using quoted market prices derived from active markets. The Company's investments in money market funds are included in securities owned within the Statement of Financial Condition. The Company has not experienced any losses in such accounts and believes it is not subject to any significant credit risk on cash.

Property and Equipment

Property, equipment and leasehold improvements are stated at cost less accumulated depreciation and amortization. Depreciation of assets is provided using the straight-line method for financial statement reporting purposes over the estimated useful lives of the assets. The Company estimates the useful lives of computer equipment and software and web site costs to be five years. The Company estimates the useful lives of furniture and fixtures to be seven years.

Leasehold improvements are generally amortized over the terms of their respective leases.

Leases

The Company's accounting and reporting of its leases complies with FASB ASC 842, Leases. The Company evaluated its existing vendor agreements, including its service office agreements for the recognition criteria under this guidance. The Company has agreements that would be classified as operating leases under the lease recognition guidance.

The Company is a lessee in noncancelable operating leases for office spaces subject to ASC 842, as disclosed in Note 6.

The Company subleases a portion of its New York office space to an affiliated subtenant and subleases a portion of its Connecticut office space to an unaffiliated subtenant. The Company records rental income from these subleases on a straight-line basis over the sublease term. The Company's New York office lease and the related sublease with the Company's affiliate includes a rent abatement period at the inception of these agreements which has resulted in a sublease rent receivable from the affiliate to the Company. This sublease rent receivable is included in Due from affiliates in the Statement of Financial Condition. includes Rental income from these subleases is included in Sublease rental income in the Statement of Operations.

ROU Assets

A lessee's right of use ("ROU") asset is measured at the commencement date at the amount of the initially measured lease liability plus any lease payments made to the lessor before or at the commencement date, minus any lease incentives received; plus, any initial direct costs. Unless impaired, the ROU asset is subsequently measured throughout the lease term at the amount of the lease liability (that is, present value of the remaining lease payments), plus unamortized initial direct costs, plus (minus) any prepaid (accrued) lease payments, less the unamortized balance of lease incentives received. Lease cost for lease payments is recognized on a straight-line basis over the lease term

Lease Liabilities

A lease liability is measured based on the present value of its future lease payments. Variable payments are included in the future lease payments when those variable payments depend on an index or a rate, and are measured using the index or rate at the commencement date. Lease payments, including variable payments based on an index rate, are remeasured when any of the following occur: (1) the lease is modified (and the modification is not accounted for as a separate contract), (2) certain contingencies related to variable lease payments are resolved, or (3)

there is a reassessment of any of the following: the lease term, purchase options or amounts that are probable of being owed under a residual value guarantee. The discount rate is the implicit rate if it is readily determinable; otherwise the Company uses its incremental borrowing rate. The implicit rates of the Company's leases are not readily determinable; accordingly, the Company uses its incremental borrowing rate based on the information available at the commencement date for each lease. The Company's incremental borrowing rate for a lease is the rate of interest it would have to pay on a collateralized basis to borrow an amount equal to the lease payments under similar terms and in a similar economic environment. The Company determines its incremental borrowing rates by starting with the interest rates on its recent borrowings and other observable market rates and adjusting those rates to reflect differences in the amount of collateral and the payment terms of the leases.

Income Taxes
The Company is organized as a limited liability company and is recognized as a partnership for income tax purposes. No provision has been made for federal income taxes, since these taxes are the personal responsibility of the member. At December 31, 2024, the Company had a current NYC UBT payable of $90,329 and a current payable of $2,971 to Connecticut.

The Company recognizes the effect of tax positions only when they are more likely than not to be sustained under audit by taxing authorities. At December 31, 2024, the Company did not have any unrecognized tax benefits or liabilities. The Company operates in the United States and in state and local jurisdictions. The Company is subject to examination by tax authorities for all tax years subsequent to 2020. There are presently no ongoing income tax examinations.

The Company recognizes interest and penalties in accrued expenses and other liabilities in the Statement of Financial Condition.

Revenue from Contracts with Customers
The following is a description of principal activities from which the Company generates its revenue. In all cases, revenue recognition is subject to collection being probable.

Significant Judgements
Revenue from contracts with customers includes commission income and fees from investment banking and asset management services. The recognition and measurement of revenue is based on the assessment of individual contract terms.

Significant judgment is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based

on the appropriate measure of the Company's progress under the contract; whether revenue should be presented gross or net of certain costs; and whether constraints on variable consideration should be applied due to uncertain future events. Significant judgment is also required with regards to the fair value of the securities received as consideration for investment banking revenues. See Securities Received as Investment Banking Revenues section below.

Underwriting Fees
The Company earns underwriting fees in securities offerings in which the Company acts as an underwriter, such as initial public offerings, follow-on equity offerings, debt offerings, and convertible security offerings. Fee revenue relating to underwriting commitments is recorded at the point in time when all significant items relating to the underwriting process have been completed and the amount of the underwriting revenue has been determined. Generally, this is the point at which all of the following have occurred: (i) the issuer's registration statement has become effective with the SEC or the other offering documents are finalized; (ii) the Company has made a firm commitment for the purchase of securities from the issuer; and (iii) the Company has been informed of the number of securities that it has been allotted.

Generally, the role of the members of the underwriting syndicate, including the lead and participating underwriters, is that of a principal for their respective share of the underwriting expenses because (a) the underwriters obtain control of these services and combine them with other services as part of delivering on their performance obligation and (b) based on the weight of the indicators in FASB ASC 606-10-55-39. Consequently, in accordance with FASB ASC 606-10-55-37B, the Company, as an underwriter, reflects its proportionate share of the underwriting costs on a gross basis. In cases when the Company is the lead underwriter it does not recognize expenses attributable to the participating underwriters because these reflect costs that are legally the responsibility of the participating underwriters. However, the specific facts of each arrangement are considered when making these determinations. Transaction-related expenses, such amounts are adjusted to reflect actual expenses in the period in which the Company receives the final settlement, typically within 90 days following the closing of the transaction.

Deferred Underwriting Fees
From time to time, the Company may also earn an additional fee (a "deferred underwriting fee") from underwritings in accordance with the conditions required in the applicable prospectus. Generally, the deferred underwriting fee is earned only upon the consummation of an initial business combination, as described in the prospectus. If a business combination is not consummated within the required time period noted in the prospectus, a deferred underwriting fee will not be earned. Generally, the deferred underwriting fee is maintained in an escrow account by an unaffiliated third-party transfer agent and is only released upon the successful

consummation of a subsequent business combination. Since a merger target company is not yet identified at the time of the initial closing date of the firm commitment underwriting and generally may take in excess of one year, the underwriters, including the Company, would not record any earned or unearned revenue until the successful consummation of a business combination between the original issuer of the securities offering and the merger target company.

Advisory Fees

The Company's investment banking income also includes revenues earned in connection with advising companies, principally in mergers, acquisitions and restructuring transactions. The Company records advisory revenues at the point in time, gross of related expenses, when the services for the transactions are completed under the terms of each assignment or engagement, typically the closing date of the transaction.

Private Placement Fees

Revenue for private placements and capital raising transactions is generally recognized when the underlying transaction is completed (the closing date of the transaction) under the terms of each assignment or engagement. The revenue is determined based on the terms in each engagement letter and is recognized after the performance obligations noted in the engagement letter have been satisfied.

Securities Received as Investment Banking Revenues

From time to time, the Company receives securities in the form of common stock, warrants or a combination of both of these securities as compensation for various types of investment banking services performed by the Company. The Company records these revenues at the point in time when the services for the transactions are completed under the terms of each assignment or engagement, typically the closing date of the transaction. The securities received and related revenue is initially recorded at their estimated fair value and valued again at the balance sheet date with the difference recognized as an unrealized gain or loss until disposition. As described in Note 3, if the securities received by the Company are restricted, the securities are generally valued based on the market price less a management estimated restriction adjustment when valuing the securities.

Included in Securities owned, at fair value in the Statement of Financial Condition as of December 31, 2024, is a non-interest bearing, convertible note in the aggregate principal amount of $5,209,764 received as compensation for underwriting services provided to the issuer of public securities related to the successful consummation of a business combination.

Commissions

Commission revenue includes fees from executing and clearing client transactions and commission sharing arrangements. These fees are recognized on a trade date basis. The Company believes the performance obligation is satisfied on the trade date because that is when the underlying financial instrument and the buyer and seller are identified, the pricing is agreed upon and the risks and rewards of the ownership have been transferred.

Research Fees

Research fees are paid to the Company for providing equity research. Revenue is recognized once an arrangement exists and access to research has been provided. Generally, the Company issues a bill and the Company's clients then remit funds to the Company.

Other Income

In accordance with FASB ASC 606-10-55-38, the reimbursable costs incurred to fulfill the advisory contract are presented as revenue and expense in the gross amount of consideration to which it expects to be entitled. The Company has indicated that it believes this because (i) the broker-dealer obtains control of these services and combines them with other services as part of delivering on its performance obligation as discussed in FASB ASC 606-10-55-37A(c), and (ii) based on the weight of the indicators in FASB ASC 606-10-55-39. However, the specific facts and circumstances of each arrangement are considered when making this determination.

Disaggregation of Revenue

Contract assets arise when the revenue associated with the contract is recognized prior to the Company's unconditional right to receive payment under a contract with a customer (i.e., unbilled receivable) and are derecognized when either it becomes a receivable or the cash is received. As of December 31, 2024, the Company had no outstanding contract assets.

Contract liabilities arise when customers remit contractual cash payments in advance of the Company satisfying its performance obligations under the contract and are derecognized when the revenue associated with the contract is recognized when the performance obligation is satisfied. As of December 31, 2024, the Company had contract liabilities of $2,343,889 which are disclosed as Deferred revenue within the Statement of Financial Condition.

Current Expected Credit Losses (CECL)
The Company applies ASU 2016-13, Financial Instruments – Credit Losses (Topic 326) which requires earlier recognition of credit losses, while also providing additional transparency about credit risk. The CECL methodology utilizes a lifetime "current expected credit loss" measurement objective for the recognition of credit losses for certain financial assets at the time the financial asset is originated or acquired. The expected credit losses are adjusted each period for changes in expected lifetime credit losses. The methodology replaces the multiple existing impairment methods in current GAAP, which generally require that a loss be incurred before it is recognized. Under the accounting update, the Company has the ability to determine there are no expected credit losses in certain circumstances (e.g., based on collateral arrangements or based on the credit quality of the borrower or issuer).

For certain financial assets measured at amortized cost, the Company has concluded that there are de minimis expected credit losses based on the nature and contractual life or expected life of the financial assets and immaterial historic and expected losses. The Company identified fees receivable carried at amortized cost as impacted by ASC 326.

The allowance for credit losses is based on the Company's expectation of the collectability of financial instruments carried at amortized cost, including fees receivable utilizing the CECL framework. The Company considers factors such as historical experience, credit quality, age of balances and current and future economic conditions that may affect the Company's expectation of the collectability in determining the allowance for credit losses. The Company's expectation is that the credit risk associated with fees receivables is not significant until they are 90 days past due on the contractual arrangement and expectation of collection in accordance with industry standards. As of December 31, 2024, $665,480 of the outstanding accounts receivable were greater than 90 days past due. Management does not believe that any allowance is required on the Company's outstanding accounts receivable as of December 31, 2024

The Company will continue to evaluate the appropriateness of a credit loss allowance on these receivables as facts and circumstances may evolve.

Accounts Receivable
Accounts receivable are carried at the amounts billed to customers, net of an allowance for credit losses, which is an estimate for credit losses based on a review of all outstanding amounts and the probability of collection. Accounts receivable totaled $943,244 as of December 31, 2024.

Due from Clearing Broker

The Company's trades and contracts are cleared through a clearing broker and settled daily between the clearing broker and the Company. Because of this daily settlement, the amount of unsettled credit exposures is limited to the amount owed the Company for a very short period of time. The Company continually reviews the credit quality of its counterparties.

Off-Balance Sheet Risk

The responsibility for processing customer activity rests with the Company's clearing firm, Wedbush Securities Inc. ("Wedbush"). The Company's clearing and execution agreement provides that it's clearing firm credits losses relating to unsecured margin accounts receivable of the Company's customers are charged back to the Company.

In accordance with industry practice, the Company's clearing firm records customer transactions on a settlement date basis, which is generally one business day after the trade date. Due to recent regulatory changes effective May 28, 2024, previously customer transactions generally settled within two business days after the trade date. No adjustments to the financial statement was necessary to reflect the trade date basis as the amounts were not considered material to the financial statement.

Wedbush is therefore exposed to risk of loss on these transactions in the event of the customer's inability to meet the terms of its contracts. In such a case, Wedbush may have to purchase or sell the underlying financial instruments at prevailing market prices in order to satisfy its customer-related obligations. Any losses incurred by Wedbush will be charged back to the Company.

The Company, in conjunction with Wedbush controls off-balance sheet risk by monitoring the market value, marking securities to market on a daily basis, and by requiring adjustments of collateral levels. Wedbush establishes margin requirements and overall credit limits for such activities and monitors compliance with the applicable limits and industry regulations on a daily basis.

The Company clears certain of its proprietary and customer transactions through Wedbush on a fully disclosed basis. The amount receivable from the clearing broker relates to the aforementioned transactions.

Use of Estimates

The preparation of the financial statement in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statement. Actual results could differ from those estimates.

NOTES TO STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2024

Translation of Foreign Currencies

Assets and liabilities denominated in foreign currencies are translated at year-end rates of exchange.

Recent Accounting Pronouncements

In June 2022, the FASB issued ASU 2022-03, Fair Value Measurement (Topic 820): Fair Value Measurement of Equity Securities Subject to Contractual Sale Restrictions. The ASU clarifies that a contractual restriction on the sale of an equity security should not be considered in measuring the fair value of the equity security, and also cannot be recognized as a separate unit of account. The ASU also requires the investor to disclose the fair value of equity securities subject to contractual sale restrictions, the nature and remaining duration of the restriction(s), and the circumstances that could cause a lapse in the restriction(s). The ASU is effective for the Company for annual and interim periods beginning after December 15, 2023.

The Company adopted this standard on January 1, 2024. The adoption of this standard did not have a material effect on the Company's operating results or financial condition.

Segment Reporting

In November 2023, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") 2023-07, Improvements to Reportable Segment Disclosures ("ASU 2023-07"), which requires incremental disclosures about reportable segments but does not change the definition of a segment or the guidance for determining reportable segments. The new guidance requires disclosure of significant segment expenses that are (1) regularly provided to (or easily computed from information regularly provided to) the chief operating decision maker ("CODM") and (2) included in the reported measure of segment profit or loss. The new standard also requires companies to disclose the title and position of the individual (or the name of the committee) identified as the CODM, allows companies to disclose multiple measures of segment profit or loss if those measures are used to assess performance and allocate resources, and is applicable to companies with a single reportable segment. The requirements are effective for annual reporting periods beginning on January 1, 2024, and are required to be applied retrospectively. The Company has adopted the additional disclosure requirements under ASU 2023-07. The additional requirements did not have a material impact on the Company's financial statement.

3.   FAIR VALUE

Fair Value Hierarchy
FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a hierarchy of fair value inputs. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

• Level 1. Quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company can access at the measurement date.

• Level 2. Inputs other than quoted prices included within Level 1 that are observable for the asset or liability either directly or indirectly.

• Level 3. Unobservable inputs for the asset or liability.

The availability of observable inputs can vary from security to security and is affected by a wide variety of factors, including, for example, the type of security, the liquidity of markets, and other characteristics particular to the security. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Accordingly, the degree of judgment exercised in determining fair value is greatest for instruments categorized in Level 3.

The inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes, the level in the fair value hierarchy within which the fair value measurement falls in its entirety is determined based on the lowest level input that is significant to the fair value measurement in its entirety.

The Company establishes valuation processes and procedures to ensure that the valuation techniques for investments that are categorized within Level 3 of the fair value hierarchy are fair, consistent and verifiable.

The inputs used by the Company in estimating the value of Level 3 investments include management estimated adjustments to reflect the restriction period on a security by security basis, and a Black-Scholes Option Pricing model that is updated as needed to reflect changes in the Company's view of the marketplace. The Company reviews its valuation policies monthly or more frequently as needed to determine whether the current valuation techniques are still appropriate. At that time, the unobservable inputs used in the fair value measurements are evaluated and adjusted as necessary, based on current market conditions and other third-party information.

Fair value is a market-based measure considered from the perspective of a market participant rather than an entity-specific measure. Therefore, even when market assumptions are not readily available, the Company's own assumptions are set to reflect those that the Company believes market participants would use in pricing the asset or liability at the measurement date.

A description of the valuation techniques applied to the Company's major categories of assets and liabilities measured at fair value on a recurring basis are as follows:

Money Market Mutual Funds
The Company's investments in money market funds are classified within Level 1 of the fair value hierarchy because they are valued using quoted market prices derived from active markets.

Convertible Note
The Company's convertible note is classified within Level 2 of the fair value hierarchy because the convertible note was valued based on an agreed upon amount between two unaffiliated entities. The convertible note was initially interest bearing for a stated principal amount convertible into shares of common stock of the issuer of the note. The principal amount of the convertible note was subsequently agreed upon to be increased during the year ended December 31, 2024, but the convertible note was no longer interest bearing. Prior to the convertible note's maturity date of February 9, 2028, the Company expects to be able to convert the entire balance of the convertible note into common stock and sell these shares for an amount equal to or greater than the stated principal amount of the convertible note.

Exchange-Traded Equity Securities
Exchange-traded equity securities are generally valued based on quoted prices from the exchange. To the extent these securities are actively traded, they are categorized in Level 1 of the fair value hierarchy; otherwise, they are categorized in Level 2 of the fair value hierarchy.

Restricted Equity Securities

Restricted Equity securities are generally valued based on the market price, adjusted for a management-estimated unobservable valuation adjustment considering factors such as the issuer's financial standing, business and financial plan, cost at purchase, market liquidity, restrictions on salability (per ASC 820-10-35-68 and 820-10-35-368), pending business combinations, reorganization activity, trading activity in comparable securities, the issuer's financing prospects, economic conditions, recent transactions, and dealer pricing of similar securities. The management-estimated adjustment totaled $2,524,087 as of December 31, 2024. These investments are categorized in Level 3 of the fair value hierarchy.

Private Warrants
The Company uses a Black-Scholes Option Pricing model to estimate the fair value of warrants. Key inputs include exercise price, market price, the expiration date of the warrant, volatility and risk-free rate. Adjustments are made for unobservable inputs such as volatility, sale restrictions, the issuer's financial health, market conditions, in-the-money status, and liquidity. Volatility estimates, while based on historical data, are adjusted for anticipated holding period volatility. The Company regularly reviews the fair value of the warrants to reflect changing conditions. These investments are categorized in Level 3 of the fair value hierarchy.

Generally, the Company cannot sell, transfer, assign, pledge, or enter into any hedging/derivative transactions related to the restricted equity securities and warrants for 360 days after the closing date of the applicable transaction. This includes the mandatory 180-day lock-up period in accordance with FINRA Rule 5110, Corporate Financing Rule – Underwriting Terms and Arrangements.

The following table presents the Company's fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis as of December 31, 2024:

CHARDAN CAPITAL MARKETS LLC

NOTES TO STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2024

	Level 1	Level 2	Level 3	Total
Assets				
Money Market Funds				
Other	$ 8,031	$ -	$ -	$ 8,031
Total Money Market Funds	**8,031**	**-**	**-**	**8,031**
Convertible Note				
Technology	-	5,209,764	-	5,209,764
Total Convertible Note	**-**	**5,209,764**	**-**	**5,209,764**
Equities				
Biotechnology/Healthcare	2,329,054	-	140,260	2,469,314
Financials	-	-	331,685	331,685
Technology	6	-	64,736	64,742
Other	12	-	776,359	776,371
Total Equities	**2,329,072**	**-**	**1,313,040**	**3,642,112**
Warrants				
Biotechnology/Healthcare	-	-	3,746	3,746
Financials	-	-	119,963	119,963
Technology	-	-	18,403	18,403
Other	-	-	5,072	5,072
Total Warrants	**-**	**-**	**147,184**	**147,184**
Total Assets	**$ 2,337,103**	**$ 5,209,764**	**$ 1,460,224**	**$ 9,007,091**

As of December 31, 2024, the Company had no liabilities measured at fair value.

The Company's policy is to recognize transfers into and out of Level 3 as of the date of the event or change in circumstances that caused the transfer.

The table below represents the Company's Level 3 change in financial assets:

	Restricted Equities	Private Warrants
Assets		
Balance, January 1, 2024	$ 1,948,103	$ 577,356
Receipts from banking deals	1,930,821	-
Unrealized gains (losses)	(2,399,456)	(343,505)
Transfers out of Level 3	(166,428)	(86,667)
Balance, December 31, 2024	$ 1,313,040	$ 147,184

NOTES TO STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2024

The following table provides additional information about the valuation techniques, significant unobservable inputs, and qualitative information on the sensitivity of the fair value measurements to changes in the significant unobservable inputs used for investments categorized in Level 3 of the fair value hierarchy as of December 31, 2024:

Assets	Fair Value at December 31, 2024	Valuation Techniques	Significant Unobservable Input(s): Sensitivity of the Fair Value to Changes in the Unobservable Inputs	Range of input adjustments to reflect current conditions
Investments in Restricted Equities	$ 1,313,040	Market price less restriction adjustment	Restriction adjustment: Significant increase(decrease) in the unobservable inut in isolation would result in a significantly lower (higher) fair value measurement.	60% (60%)
Investments in Private Warrants	$ 147,184	Black -Scholes Option Pricing model	Stock price adjustment	(50.0%) - 0.0%
			Holding period adjustment	(3.9) - 0.0
			Standard deviation of stock price adjustment	(50.0%) - 0.0%

Certain financial instruments that are not carried at fair value on the Statement of Financial Condition are carried at amounts that approximate fair value due to their short-term nature and generally negligible risk. These instruments include cash and restricted cash, due from clearing broker, due from affiliates, syndication fees receivable, accrued compensation and benefits, accounts payable, and accrued expenses and other liabilities (all Level 1).

4.   PROPERTY AND EQUIPMENT

Property and equipment consist of the following at December 31, 2024:

Computer equipment and software	$ 342,925
Furniture and fixtures	499,791
Leasehold improvements	869,765
Web site	169,990
	1,882,471
Less accumulated depreciation	(714,907)
	$ 1,167,564

5.   DUE FROM CLEARING BROKER

Amounts receivable from the Company's clearing broker at December 31, 2024, consists of the following and are included in Due from clearing broker in the Statement of Financial Condition:

Fees and commissions receivable	$	198,192
Deposit with clearing broker		250,002
Receivables from clearing broker		1,178,740
Total	$	1,626,934

6.   COMMITMENT AND CONTINGENCIES

<u>Leases</u>
The Company has obligations as a lessee for current office space with initial noncancelable terms in excess of one year. The Company classified these leases as operating leases. These leases generally contain renewal options. Because the Company is not reasonably certain to exercise these renewal options, the optional periods are not included in determining the lease term, and associated payments under these renewal options are excluded from lease payments.

The Company's leases do not include termination options for either party to the lease or restrictive financial or other covenants. Payments due under the lease contracts include fixed payments plus, for certain of the Company's leases, variable payments. The Company's office space leases require it to make variable payments for the Company's proportionate share of the building's property taxes, insurance, and common area maintenance.

These variable lease payments are not included in lease payments used to determine lease liability and are recognized as variable costs when incurred.

Amounts reported in the Statement of Financial Condition as of December 31, 2024 are as follows:

Operating leases:
Operating lease ROU assets $15,610,601
Operating lease liabilities $16,778,466

Supplemental Information:
Weighted average remaining lease term: 106.71 months
Weighted average discount rate: 5.06%

The Company entered into an agreement as of March 31, 2023 to lease new office space in New York with an initial cancelable term in excess of one year. This lease commenced on June 1, 2024 when the lessor's work was deemed to be substantially completed. The Company classified this office lease as an operating lease upon commencement of the lease. This lease is scheduled to expire eleven years after the commencement date noted above. The aggregate future minimum rental payments under this new office lease for the years subsequent to December 31, 2024 totals $20,871,920.

Effective April 1, 2024, the Company entered into an agreement to renew its lease for office space in Connecticut with an initial cancelable term in excess of one year. The Company classified this office lease as an operating lease upon commencement of the lease. This lease is scheduled to expire three years after the commencement date noted above. The aggregate future minimum rental payments under this new office lease for the years subsequent to December 31, 2024 totals $1,034,289.

Maturities of lease liabilities under noncancelable operating leases as of December 31, 2024 are:

Year Ending December 31,		
2025	$	1,506,125
2026		2,262,226
2027		1,915,938
2028		1,969,633
2029		2,090,800
Thereafter		12,161,487
Total undiscounted lease payments	$	21,906,209
Less imputed interest		(5,127,743)
Total lease liabilities	$	16,778,466

The Company entered into an operating sublease agreement with ATW Partners LLC ("ATW"), an affiliate of the Company, on May 10, 2024. Under this agreement, effective June 1, 2024, the Company will act as the intermediate lessor, and ATW will act as the lessee in accordance with this sublease agreement. Pursuant to this sublease agreement, ATW is subleasing a portion of the Company's New York office space, which commenced in June 2024 and expires in May 2035. The sublease also provides ATW with the right to utilize certain common areas in the Company's New York office lease premises.

The aggregate future minimum rental payments under this office sublease for the

years subsequent to December 31, 2024 totals $4,877,768.

Maturities of sublease receivables due to the Company under noncancelable operating leases as of December 31, 2024 are:

Year Ending December 31,		
2025	$	245,385
2026		420,660
2027		420,660
2028		460,303
2029		488,620
Thereafter		2,842,140
Total sublease payments	$	4,877,768

As of December 31, 2024, the Company had a deferred rent receivable balance of $258,669 with ATW from this sublease noted above which is which is included in Due from affiliates on the Statement of Financial Condition.

Contingencies
Pursuant to its clearance agreement, the Company introduces all of its securities transactions to its clearing organization on a fully-disclosed basis. Therefore, all customer account balances and positions are carried on the books of the clearing organization. The Company has agreed to indemnify the clearing broker for losses, if any, which the clearing organization may sustain from carrying securities transactions introduced by the Company.

Guarantees
ASC Topic 460, "Guarantees" requires the disclosure of representations and warranties which the Company enters into which may provide general indemnifications to others. The Company in its normal course of business may enter into other legal contracts that contain a variety of these representations and warranties that provide general indemnifications. The Company's maximum exposure under these arrangements is unknown, and this would involve future claims that may be made against the Company that have not yet occurred. However, based on its experience, the Company expects the risk of loss to be remote.

Regulatory
As a regulated securities broker-dealer, from time to time the Company may be involved in proceedings and investigations by self-regulatory organizations. The Company is subject to examination by certain regulatory jurisdictions, including the SEC and FINRA. In management's opinion, based upon the information available at this time there are no proceedings or investigations by self-regulatory

organizations against the Company that would have a material impact on the financial position or operating results of the Company.

Legal
In the ordinary course of business, from time to time the Company may be involved in regulatory examinations, proceedings and other various legal matters relating to its activities as a broker-dealer. As of the date of the opinion of these audited financial statements, the Company is involved in a client matter that could result in a legal settlement. As of December 31, 2024, the Company reserved $500,000 in connection with this matter, although the ultimate outcome of this matter cannot be determined at this time.

As of December 31, 2024, the reserve is included in accrued expenses and other liabilities in the Statement of Financial Condition. As of the date that these financial statements were available to be issued, the Company is not aware of any other matters that are expected to have a material adverse effect on the Company's financial position or operating results.

7. RELATED PARTY TRANSACTIONS

ATW Partners LLC

Commission Revenues
The Company earns commissions for executing equity agency orders placed by ATW's private funds with the Company which the Company clears through the Company's clearing broker.

The Company also earns commission revenues for successful private placement transactions the Company introduces to the private funds ATW manages. As of December 31, 2024, there were receivables of $146,407 from ATW related to these commissions which were included within Due from affiliates on the Statement of Financial Condition.

Services Agreement
In accordance with a services agreement originally effective October 7, 2021 and as amended effective June 21, 2022 and December 18, 2023 (the "Services Agreement") between the Company and ATW, the Company will provide office space, personnel resources, and other services to ATW.

The amounts allocated to ATW include use of the office space currently occupied by Company in New York and technology support from the Company's technology personnel along with other technology related licenses, maintenance and support the Company and ATW utilize. As of December 31,2024, $120,800 related to these occupancy and technology related services in the Services

Agreement is receivable from ATW and included within Due from affiliates on the Statement of Financial Condition.

In December 2023, the Company and ATW amended the Services Agreement noted above to expand the agreement to include the allocation of expenses related to build out related costs incurred preparing the new office space in New York to be occupied by the Company and ATW paid the Company an advance of for these costs which were incurred from December 2023 through June 2024.

The Company allocates to ATW for administrative personnel support and incremental costs incurred related to the preparation of the New York office space leased by the Company and ATW. As of December 31, 2024, $50,100 of these costs are outstanding and are included within Due from affiliates on the Statement of Financial Condition.

8.   SEGMENT REPORTING

The Company is engaged in a single line of business as a securities broker-dealer with operations consisting primarily providing investment banking services. The Company has identified its Chief Executive Officer as the chief operating decision maker ("CODM"), who uses net income to evaluate the results of the business, predominantly in the forecasting process, to manage the Company. Additionally, the CODM uses excess net capital (see Note 9), which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy, such as whether to reinvest profits or pay distributions. The Company's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using information of the Company as a whole. The Company's segment assets and liabilities are the same as those reported in the Company's Statement of Financial Condition.

9.   NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission (the "SEC") Uniform Net Capital Rule (Rule 15c3-1). Effective December 2023, the Company has elected to use the alternative method, permitted by Rule 15c3-1, which requires the Company to maintain a minimum net capital greater than $250,000. As of December 31, 2024, the Company had net capital of $11,219,206, which was $10,969,206 in excess of the minimum net capital required.

NOTES TO STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2024

9.   EMPLOYEE BENEFIT PLAN

The Company sponsors a discretionary match 401(k) plan, which covers substantially all employees. Employee contributions to the plan are at the discretion of eligible employees.

As of December 31, 2024, $16,206 was payable and included in Accounts payable on the Statement of Financial Condition.

10.   SUBSEQUENT EVENTS

Subsequent events have been evaluated through the date that the financial statement was available to be issued. No significant subsequent events have been identified which would require disclosure or recording in the financial statement.